EXHIBIT 99.3

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Contact Information:
John Columbus
GolinHarris, New York
212-373-6037
jcolumbus@golinharris.com


              Quick Chek Improves Margins and Customer Service with
                         Retalix Self Service Ordering

  Major convenience store chain converts customers wait time into shopping time

Dallas, May 22, 2006 -- Retalix(R) USA, (Nasdaq: RTLX), a provider of enterprise-wide software solutions to retailers and distributors worldwide, today announced that Quick Chek Corporation, a convenience store chain, with more than 100 locations in the Northeast, and a market leader in foodservice, has deployed Retalix SelfServe(TM), a customer kiosk ordering system.

Through the implementation of Retalix SelfServe and its tight integration with the suite of Retalix StorePoint(TM) solutions, Quick Chek will realize a three year cumulative ROI of more than 150 percent. Food order sizes have increased, customers are spending more time shopping and less time waiting, and employee labor efficiencies have improved.

Retalix SelfServe enables customers to easily place sandwich orders on animated and interactive touch screens throughout the store that are connected to the kitchen prep area and POS. By simplifying the process of ordering sandwiches and other quick service restaurant (QSR) items, the solution frees time for customers to shop and pay at the POS while the order is being filled. Quick Chek found customers have quickly taken to this new technology and seem to feel more comfortable ordering extra items on their sandwiches for an increased price while not having to announce them to the employee.

The Retalix SelfServe solution has helped Quick Chek's stores take out the human error factor as well. Orders are logically laid out for the kitchen team members to build the sandwich in proper sequence and without having to remember or write down all the toppings and portions.

"The Retalix solution has helped us streamline and add more efficiency to our foodservice processes." said Maria Fidelibus, Vice President Information Technologies, Quick Chek. "The new system has increased our margins and best of all, our customers and team members are very happy with the user friendly system."

As Retalix SelfServe is highly personalized, Quick Chek was able to tailor the look and flow to its customer base through branding and display options. The kiosk system is also audio-enabled and multi-lingual, therefore removing language barriers. Retalix SelfServe has been installed at all of Quick Chek's stores.

"Retalix is dedicated to supplying user-friendly technologies that help retailers optimize their customers' shopping experiences," said Victor Hamilton, president and CEO of Retalix USA. "With more than a decade of experience in foodservice retail software, we are able to provide reliable technologies that are customizable and complementary to each store's existing technologies."

About Quick Chek
Quick Chek is a privately-owned, family-operated New Jersey-based company with headquarters in Whitehouse Station, more than 100 retail locations throughout the state, a presence in 15 counties, and over 1,700 team members.

About Retalix Ltd.
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi national grocery chains, convenience and fuel retailers, foodservice operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. Retalix on the Web: www.retalix.com

Retalix, Retalix SelfServe and Retalix StorePoint are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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